UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 26, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

FIRST QUARTERLY REPORT 2013

This announcement is made by the Company pursuant to the disclosure requirement under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2013 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2013 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

All directors of the Company attended the meeting of the Board.

This first quarterly report of the Company is unaudited.

Name of person-in-charge of the Company	Liu Shaoyong
Name of officer-in-charge of accounting	Ma Xulun
Name of officer-in-charge of the accounting department (accounting officer)	Wu Yongliang

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company, hereby confirm that the financial statements forming part of this quarterly report are true and complete.

2.	BASIC PARTICULARS OF THE COMPANY

2.1	Main accounting data and financial indicators

			Currency: RMB

			Increase/decrease as
	As at the		at the end of the
	end of the		reporting period
	reporting	As at the end	compared with the
	period	of last year	end of last year
			(%)

Total assets (RMB’000)	128,617,887	120,962,479	6.33
Owners’ equity (or shareholders’ equity) (RMB’000)	23,343,003	23,376,346	–0.14
Net assets per share attributable to the shareholders of listed company (RMB per share)	2.070	2.073	–0.14

	From the beginning	Increase/decrease
	of the year to the end of	compared with the
	the reporting period	same period last year
		(%)

Net cash flows from operating activities (RMB’000)	1,797,174	–48.42
Net cash flows from operating activities per share (RMB per share)	0.1594	–48.42

		From the
		beginning of	Increase/decrease for
		the year to the	the reporting period
	Reporting	end of the	compared with the
	period	reporting period	same period last year
			(%)

Net profit attributable to shareholders of listed company (RMB’000)	–132,392	–132,392	–149.67
Basic earnings per share (RMB per share)	–0.01174	–0.01174	–149.75
Basic earnings per share after deducting non-recurring profit and loss (RMB per share)	–0.01408	–0.01408	–162.86
Diluted earnings per share (RMB per share)	–0.01174	–0.01174	–149.75
Weighted average return on net assets (%)	–0.568	–0.568	Decrease by 1.868 percentage points
Weighted average return on net assets after deducting non-recurring profit and loss (%)	–0.681	–0.681	Decrease by 1.911 percentage points

After deducting non-recurring profit and loss and relevant amounts:

Unit: ’000
Currency: RMB

Item	Amount

Gains or losses from disposal of non-current assets	–90
Non-operating incomes and expenses other than the above	29,506
Effect on income tax	–2,185
Effect on minority interests (net of tax)	–840

Total	26,391

2.2	The total number of the Company’s shareholders and the shareholdings of the 10 largest holders of shares not subject to selling moratorium as at the end of the reporting period

Unit: Shares

The total number of the Company’s shareholders as at the end of the reporting period	245,834

Shareholding of the 10 largest holders of circulating shares not subject to selling moratorium

	Number of
	circulating shares
	not subject to selling
	moratorium held at
Name of shareholders (in full)	the end of the period	Class

China Eastern Air Holding Company (“CEA Holding”)	4,831,375,000	RMB ordinary shares
HKSCC NOMINEES LIMITED (including CES Global Holdings (Hong Kong) Limited)	3,479,554,299	Overseas listed foreign shares
Shanghai Alliance Investment Limited (上海聯和投資有限公司)	427,085,429	RMB ordinary shares
China National Aviation Fuel Holding Company (中國航空油料集團公司)	421,052,632	RMB ordinary shares
Jin Jiang International Holdings Company Limited ( 錦江國際 (集團) 有限公司)	343,288,860	RMB ordinary shares
Aerospace Capital Holding Co., Ltd. (航天投資控股有限公司)	99,088,580	RMB ordinary shares
Sinotrans Air Transportation Development Co., Ltd. (中外運空運發展股有限公司)	83,157,894	RMB ordinary shares
Bank Of China Limited – Harvest Research Selective Equity Securities Investment Fund (中國銀行股有限公司—嘉實研究精選股票型證券投資基金)	27,747,727	RMB ordinary shares
Bank of China Group Investment Limited (中銀集團投資有限公司)	21,997,755	RMB ordinary shares
Shanghai Light Industry Co., Ltd For Foreign Economic & Technical Co-operation (上海輕工業對外經濟技術合作有限公司)	18,574,343	RMB ordinary shares

3.	IMPORTANT MATTERS

3.1	The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

✓ Applicable   ☐   Not applicable

Item	Change	Reasons for change
	(%)

Monetary capital	111.4	Primarily due to the Company’s issuance of RMB4.8 billion corporate bonds on 18 March 2013.
Short-term borrowings	47.98	Primarily due to the increase in the Company’s short-term borrowings during the first quarter of 2013.
Notes payable	–80	Primarily due to the decrease in commercial acceptance bills of the Company’s subsidiaries of RMB0.2 billion.
Bonds payable	191.81	Primarily due to the Company’s issuance of RMB4.8 billion corporate bonds on 18 March 2013.
Business taxes and surcharges	–31.8	Primarily due to the extension of the scope of the pilot programme for the transformation from business tax to value-added tax in PRC in July 2012. The Company’s subsidiaries, including China United Airlines Co., Ltd., China Eastern Airlines Jiangsu Co., Ltd. and China Eastern Airlines Wuhan Co., Ltd. began to enforce the policies on 1 September 2012, 1 October 2012 and 1 December 2012, respectively, which resulted in a decrease of RMB50 million in the Company’s business tax expense for the first quarter of 2013.
Finance expenses	–64.68	Primary due to the increase of RMB244 million in the Company’s exchange gain arising from the appreciation of Renminbi against the US dollar as compared to the same period last year.
Investment income	–92.03	Primary due to the investment loss of RMB30 million incurred by Jetstar Hong Kong Limited, an associate of the Company.

Item	Change	Reasons for change
	(%)

Non-operating income	41.23	Primarily due to the increase in the unsettled incomes between the Company and other airlines as compared to the same period last year.

Net profit attributable to the Company	–149.67	Primary due to sluggish performance of the global economy in the first quarter of 2013, resulting in a decrease in the number of business travelers, which in turn affected the Company’s revenues from ticket sales. Geopolitical events also reduced the Company’s income from markets with higher profit margins. Moreover, preference passengers for railway over airline transportation becoming more common further affected the Company’s passenger revenues. As such, net profit attributable to the Company in the first quarter of 2013 recorded a slight loss.

Other cash received from investing activities	1,353.11	Primary due to the expiration of the long-term bank deposits of subsidiaries of the Company.

Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	72.54	Primary due to increase in advanced payments on acquisition of aircraft.

Cash paid for repayment of indebtedness	–68.98	Primary due to decrease in the Company’s repayment of short-term borrowings due during the reporting period as compared to last year.

3.2	Analysis of the progress of other significant events and their effects and proposed solutions

✓   Applicable   ☐  Not applicable

(1)	Non-public issuance

The Board resolved to approve the non-public issuance of A shares and H shares of the Company to its controlling shareholder and the controlling shareholder’s wholly-owned subsidiaries at the 18th ordinary meeting of the sixth session of the Board held on 11 September 2012. On 9 November 2012, the first extraordinary general meeting of 2012 of the Company was convened, during which the relevant resolutions on such issuance was considered and approved. This non-public issuance shall help to satisfy the Company’s capital requirements for continuous and stable development, strengthen its financial position and enhance the Company’s core competitiveness and capabilities of risk resilience, thereby fostering the long-term healthy development of the Company. The Company obtained the approvals for this non-public issuance of H shares and A shares from CSRC on 1 February 2013 and 9 April 2013, respectively. On 17 April 2013, the Company completed the issuance and registration of the non-public issuance of A shares. Details of this non-public issuance are set out in the announcements published by the Company on the websites of the Shanghai Stock Exchange, the Stock Exchange and the Company and the newspapers designated by CSRC.

(2)	Continuing connected transactions – Financial Services

In order to establish a systematic capital risk prevention mechanism and further ensure safety of the Company’s financial deposit in the Eastern Air Group Finance Company Limited (“Eastern Air Finance Company”), on 16 January 2013, the resolution on the entering into supplemental agreement to the financial services framework agreement with Eastern Air Finance Company was considered and approved by the 21st ordinary meeting of the sixth session of the Board. It was agreed that the Company shall enter into a supplemental agreement to the financial services agreement with Eastern Air Finance Company to further regulate the balances of the Company’s deposits and loans with Eastern Air Finance Company, a related party of the Company, on a pre-condition that the agreed maximum daily balance of each of the deposits and the loans under the financial services framework agreement remains unchanged. Major terms of the supplemental agreement are as follows: the maximum balance of the Company and its subsidiaries’ deposits in the Eastern Air Finance Company shall not be more than the maximum outstanding balance of loans (including other financial crediting services); the daily balance of the Company and its subsidiaries’s deposits in Eastern Air Finance Company in each financial year shall not be more than the daily outstanding balance of loans (including other financial crediting services) in that particular financial year. For details, please see the related announcements of the Company published on the websites of the Shanghai Stock Exchange, the Stock Exchange and the Company and the newspapers designated by CSRC.

Meanwhile, CEA Holding, the controlling shareholder the Company, further strengthened the supervision over Eastern Air Finance Company to ensure the safety of the Company’s financial deposit in Eastern Air Finance Company.

3.3	The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

✓   Applicable   ☐   Not applicable

Whether
the undertaking
					Is there any	has been strictly
					implementation	implemented in
Background of	Type of	Undertaking		Time and term of	period	a timely manner
undertaking	undertaking	party	Content of undertaking	undertaking	(Yes/No)	(Yes/No)

Undertaking in relation to material asset restructuring	To resolve business competition	CEA Holding	Pursuant to the “Report relating to share exchange and absorption of Shanghai Airlines Co., Ltd (draft)” published by the Company on 11 August 2009, CEA Holding undertook that: within 3 years after completion of the absorption, it shall duly resolve the problem of business competition between CEA Holding and the Company by means of entrusting the competing business of CEA Holding to the Company, injecting or selling the competing business of CEA Holding to the Company, or CEA Holding acquiring the competing business from the Company. The specific resolutions are subject to the specific conditions at the time of the resolutions and the characteristics of different ancillary operation segments.	Time of undertaking: 11 August 2009; term of undertaking: from 29 December 2010 to 29 December 2013	Yes	Yes

Whether
the undertaking
					Is there any	has been strictly
					implementation	implemented in
Background of	Type of	Undertaking		Time and term of	period	a timely manner
undertaking	undertaking	party	Content of undertaking	undertaking	(Yes/No)	(Yes/No)

Undertaking in relation to refinancing	To resolve defects in land and other property ownership	CEA Holding	Due to historical problems, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. In this regard, CEA Holding undertook that it shall, on a best-effort basis, enable the Company to obtain the relevant land use rights certificates and property ownership certificates in relation to its capital contribution to the Company, and complete relevant legal procedures in relation to the transfer of property rights; and CEA Holding shall bear all obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property rights in a timely manner, and shall indemnify all the losses suffered by the Company in this regard.	Time of undertaking: 2001; effective for long-term	No	Yes

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year.

☐	Applicable ✓ Not applicable

3.5	Implementation of cash dividend policy during the reporting period

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company has audited the Company’s financial reports for 2012, and confirmed the Company’s net profit for 2012 was RMB2,987 million, and the total accumulated losses of the Company as at 31 December 2012 amounted to RMB1,516 million.

According to the requirements of the Company Law and the articles of association of the Company, the Company shall make good its losses incurred in previous years with its profit for the year before any profit distribution to the shareholders. Though the Company has remained relatively profitable in recent years, the losses in previous years were not fully covered. As such, the Company will not distribute profit for 2012 or implement capitalization of the common reserve fund. The above proposal will be submitted to the 2012 annual general meeting of the Company for consideration.

By order of the Board

中國東方航空股 有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Liu Shaoyong

Chairman

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China

26 April 2013

4.	APPENDICES

4.1

Consolidated Balance Sheet

31 March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at
	the end of	Balance at the
	the reporting	beginning of
Item	period	the year

Current assets:
Monetary capital	8,958,934	4,237,947
Derivative financial assets	42,078	18,074
Notes receivable	–	6,000
Trade receivables	3,038,367	2,956,181
Prepayments	882,593	823,681
Interest receivable	–	6,309
Dividends receivable	58,550	59,186
Other receivables	1,356,218	1,559,338
Inventory	2,173,041	2,087,978
Non-current assets due within one year	–	–
Other current assets	1,071,461	920,135

Total current assets	17,581,242	12,674,829

4.1

Consolidated Balance Sheet (Cont’d)

31 March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at
	the end of	Balance at the
	the reporting	beginning of
Item	period	the year

Non-current assets:
Financial assets available for sale	1,939	1,955
Held-to-maturity investments	–	–
Long-term receivables	–	–
Long-term equity investment	1,745,919	1,484,366
Properties held for investment	–	–
Fixed asset	81,612,596	80,481,809
Construction in progress	15,220,313	13,878,942
Construction materials	–	–
Disposal of fixed assets	–	–
Biological assets for production	–	–
Oil and gas assets	–	–
Intangible assets	1,964,757	1,961,250
Development expenses	–	–
Goodwill	8,509,030	8,509,030
Long-term deferred expenses	1,096,133	1,150,712
Deferred income tax assets	12,043	12,043
Other non-current assets	873,915	807,543

Total non-current assets	111,036,645	108,287,650

Total assets	128,617,887	120,962,479

4.1

Consolidated Balance Sheet (Cont’d)

31 March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at
	the end of	Balance at the
	the reporting	beginning of
Item	period	the year

Current liabilities:
Short-term borrowings	13,140,630	8,880,244
Derivative financial liabilities	255,098	340,149
Notes payable	50,000	250,000
Trade payables	11,492,197	10,848,016
Account collected in advance	3,242,573	3,559,027
Staff remuneration payable	2,172,068	2,601,875
Tax payable	1,667,052	1,756,442
Interest payable	284,556	237,421
Other payables	2,522,256	2,954,190
Non-current liabilities due within one year	13,436,787	13,414,181
Other current liabilities	4,000,000	4,000,000

Total current liabilities	52,263,217	48,841,545

4.1

Consolidated Balance Sheet (Cont’d)

31 March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at
	the end of	Balance at the
	the reporting	beginning of
Item	period	the year

Non-current liabilities:
Long-term borrowings	20,594,545	20,596,163
Bonds payable	7,295,200	2,500,000
Long-term payables	22,017,279	22,507,716
Special items payable	113,454	116,558
Expected liabilities	–	–
Deferred income tax liabilities	29,326	29,326
Other non-current liabilities	1,302,178	1,328,529

Total non-current liabilities	51,351,982	47,078,292

Total liabilities	103,615,199	95,919,837

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	11,276,539	11,276,539
Capital reserves	15,234,487	15,135,450
Surplus reserves	–	–
Undistributed profits	–3,168,023	–3,035,643
Exchange difference in foreign currency statements	–	–
Total equity attributable to equity holders of the Company	23,343,003	23,376,346
Minority interests	1,659,685	1,666,296

Total owners’ equity	25,002,688	25,042,642

Total liabilities and owners’ equity	128,617,887	120,962,479

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1

Balance Sheet of the Company

31 March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at
	the end of	Balance at the
	the reporting	beginning of
Item	period	the year

Current assets:
Monetary capital	7,208,784	726,965
Derivative financial assets	42,078	18,074
Notes receivable	–	–
Trade receivables	3,619,817	3,601,021
Prepayments	301,330	414,702
Interest receivable	–	–
Dividends receivable	59,186	138,409
Other receivables	8,374,732	5,270,769
Inventory	1,863,068	1,794,447
Non-current assets due within one year	–	–
Other current assets	1,084,373	1,125,151

Total current assets	22,553,368	13,089,538

Non-current assets:
Financial assets available for sale	–	–
Held-to-maturity investments	–	–
Long-term receivables	–	–
Long-term equity investment	11,015,661	12,342,036
Properties held for investment	–	–
Fixed assets	53,237,087	54,469,625
Construction in progress	13,662,329	12,231,183
Construction materials	–	–
Disposal of fixed assets	–	–
Biological assets for production	–	–
Oil and gas assets	–	–
Intangible assets	950,699	943,257
Development expenses	–	–
Goodwill	8,509,030	8,509,030
Long-term deferred expenses	785,879	825,625
Deferred income tax assets	–	–
Other non-current assets	266,069	251,411

Total non-current assets	88,426,754	89,572,167

Total assets	110,980,122	102,661,705

4.1

Balance Sheet of the Company (Cont’d)

31 March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at
	the end of	Balance at the
	the reporting	beginning of
Item	period	the year

Current liabilities:
Short-term borrowings	12,450,580	7,555,262
Derivative financial liabilities	255,098	340,149
Notes payable	–	–
Trade payables	11,425,425	11,393,136
Account collected in advance	2,633,611	2,955,551
Staff remuneration payable	1,386,295	1,604,161
Tax payable	826,317	919,523
Interest payable	230,869	161,649
Dividends payable	–	–
Other payables	5,592,211	4,167,065
Non-current liabilities due within one year	11,356,947	11,030,817
Other current liabilities	4,000,000	4,000,000

Total current liabilities	50,157,353	44,127,313

Non-current liabilities:
Long-term borrowings	14,160,011	15,087,334
Bonds payable	4,795,200	–
Long-term payables	16,088,088	17,273,947
Special items payable	91,646	91,821
Expected liabilities	–	–
Deferred income tax liabilities	–	–
Other non-current liabilities	792,337	769,696

Total non-current liabilities	35,927,282	33,222,798

Total liabilities	86,084,635	77,350,111

4.1

Balance Sheet of the Company (Cont’d)

31 March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

	Balance at
	the end of	Balance at the
	the reporting	beginning of
Item	period	the year

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	11,276,539	11,276,539
Capital reserves	15,652,206	15,551,235
Less: Treasury shares	–	–
Special reserves	–	–
Surplus reserves	–	–
Provision for ordinary risks	–	–
Undistributed profits	–2,033,258	–1,516,180

Total owners’ equity (or shareholders’ equity)	24,895,487	25,311,594

Total liabilities and owners’ equity (or shareholders’ equity)	110,980,122	102,661,705

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.2

Consolidated Income Statement

January to March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

			Amount for the
		Amount for	corresponding
		the reporting	period of
	Item	period	last year

1.	Total revenue	20,659,524	19,324,116
	Of which: Revenue	20,659,524	19,324,116
	Interest income	–	–
	Premiums earned	–	–
	Handling charges and commission income	–	–

2.	Total operating costs	21,398,555	19,566,510
	Of which: Operating costs	19,190,486	17,247,303
	Interest expenses	–	–
	Handling charges and commission expenses	–	–
	Payments on surrenders	–	–
	Net compensation expenses	–	–
	Net provision for insurance contract	–	–
	Insurance policy dividend expenses	–	–
	Reinsurance expenses	–	–
	Business taxes and surcharges	106,586	156,282
	Selling expenses	1,355,886	1,209,900
	General and administrative expenses	605,760	557,176
	Finance expenses	139,834	395,881
	Assets impairment loss	3	–32
	Add: Gains arising from changes in fair value (loss indicated by “–”)	10,664	9,128
	Investment gains (loss indicated by “–”)	2,992	37,557
	Of which: Investment gains on associated companies and joint ventures	–	–
	Exchange gains (loss indicated by “–”)	–	–

3.	Operating profit (loss indicated by “–”)	–725,375	–195,709
	Add: Non-operating income	585,855	414,834
	Less: Non-operating expenses	3,138	9,523
	Of which: Loss on disposal of non-current assets	–	–

4.2

Consolidated Income Statement (Cont’d)

January to March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

			Amount for the
		Amount for	corresponding
		the reporting	period of
	Item	period	last year

4.	Total profits (total losses indicated by “–”)	–142,658	209,602
	Less: Income tax expenses	25,299	29,984

5.	Net profit (net loss indicated by “–”)	–167,957	179,618
	Net profit attributable to equity holders of the Company	–132,392	266,527
	Minority interests	–35,565	–86,909

6.	Earnings per share:
	(1) Basic earnings per share	–0.01174	0.0236
	(2) Diluted earnings per share	–0.01174	0.0236

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.2

Income Statement of the Company

January to March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

			Amount for the
		Amount for	corresponding
		the reporting	period of
	Item	period	last year

1.	Revenue	11,006,168	10,510,593
	Less: Operating costs	10,359,360	9,128,689
	Business taxes and surcharges	11,859	14,966
	Selling expenses	858,826	818,477
	General and administrative expenses	317,824	304,995
	Finance expenses	100,336	314,502
	Assets impairment loss	–	–
	Add: Gains arising from changes in fair value (loss indicated by “–”)	10,664	9,128
	Investment gains (loss indicated by “–”)	–399,627	28,987
	Of which: Investment gains on associated companies and joint ventures	–	–

2.	Operating profit (loss indicated by “–”)	–1,031,000	–32,921
	Add: Non–operating income	515,831	342,494
	Less: Non–operating expenses	1,915	2,115
	Of which: Loss on disposal of non–current assets	–	–

3.	Total profits (total losses indicated by “–”)	–517,084	307,458
	Less: Income tax expenses	–	–

4.	Net profit (net loss indicated by “–”)	–517,084	307,458

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.3

Consolidated Cash Flow Statement

January to March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

			Amount for the
		Amount for	corresponding
		the reporting	period of
	Item	period	last year

1.	Cash flow from operating activities:
	Cash received from sales of goods and provision of labour services	20,500,138	17,583,504
	Other cash received relating to operating activities	1,094,639	1,006,459

	Sub-total of operating cash inflow	21,594,777	18,589,963

	Cash paid for purchase of goods and receiving of labour services	14,044,677	9,636,206
	Cash paid to and for employees	3,607,083	3,458,997
	Taxes paid	502,459	626,061
	Other cash paid for operating activities	1,643,384	1,384,126

	Sub-total of cash outflow from operating activities	19,797,603	15,105,390

	Net cash flows from operating activities	1,797,174	3,484,573

4.3

Consolidated Cash Flow Statement (Cont’d)

January to March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

			Amount for the
		Amount for	corresponding
		the reporting	period of
	Item	period	last year

2.	Cash flow from investing activities:
	Cash received from disposal of investment	–	–
	Investment income in cash	636	7,083
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	11,744	6,538
	Other cash received from investing activities	990,675	68,176

	Sub-total of cash inflow from investing activities	1,003,055	81,797

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long- term assets	4,710,974	2,730,406
	Investments paid in cash	–	–
	Other cash paid for investing activities	–	660,000

	Sub-total of cash outflow from investing activities	4,710,974	3,390,406

	Net cash flow from investing activities	–3,707,919	–3,308,609

4.3

Consolidated Cash Flow Statement (Cont’d)

January to March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

			Amount for the
		Amount for	corresponding
		the reporting	period of
	Item	period	last year

3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments	50,000	–
	Cash received from borrowings	7,384,848	11,466,663
	Proceeds received in cash from bonds issuance	4,795,200	–
	Other proceeds in cash from fund raising activities	–	1,400

	Sub-total of cash inflow from fund raising activities	12,230,048	11,468,063

	Cash paid for repayment of indebtedness	3,034,860	9,783,517
	Cash payments for distribution of dividends, profits or payments of interest expense	448,144	504,732
	Other cash paid for fund raising activities	1,154,764	1,084,204

	Sub-total of cash outflow from fund raising activities	4,637,768	11,372,453

	Net cash flow from fund raising activities	7,592,280	95,610

4.	Effect of changes in exchange rate on cash and cash equivalents	–10,548	–4,016

5.	Net increase in cash and cash equivalents	5,670,987	267,558
	Add: Balance of cash and cash equivalents at the beginning of the period	2,511,696	3,860,973

6.	Balance of cash and cash equivalents at the end of the period	8,182,683	4,128,531

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.3

Cash Flow Statement of the Company

January to March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

			Amount for the
		Amount for	corresponding
		the reporting	period of
	Item	period	last year

1.	Cash flow from operating activities:
	Cash received from sales of goods and provision of labour services	13,453,386	10,300,423
	Other cash received relating to operating activities	883,778	937,643

	Sub-total of operating cash inflow	14,337,164	11,238,066

	Cash paid for purchase of goods and receiving of labour services	9,324,501	6,409,063
	Cash paid to and for employees	2,024,066	1,990,286
	Taxes paid	222,429	322,244
	Other cash paid for operating activities	1,242,243	1,243,285

	Sub-total of cash outflow from operating activities	12,813,239	9,964,878

	Net cash flows from operating activities	1,523,925	1,273,188

2.	Cash flow from investing activities:
	Cash received from disposal of investment	950,520	–
	Investment income in cash	89,463	13,047
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	440	181
	Other cash received from investing activities	12,075	16,246

	Sub-total of cash inflow from investing activities	1,052,498	29,474

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long- term assets	4,107,122	1,890,150
	Investments paid in cash	–	–
	Other cash paid for investing activities	–	–

	Sub-total of cash outflow from investing activities	4,107,122	1,890,150

	Net cash flow from investing activities	–3,054,624	–1,860,676

4.3

Cash Flow Statement of the Company (Cont’d)

January to March 2013

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

			Amount for the
		Amount for	corresponding
		the reporting	period of
	Item	period	last year

3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments	–	–
	Cash received from borrowings	6,878,918	10,484,103
	Proceeds received in cash from bonds issuance	4,795,200	–
	Other proceeds in cash from fund raising activities	–	–

	Sub-total of cash inflow from fund raising activities	11,674,118	10,484,103

	Cash paid for repayment of indebtedness	2,416,314	8,499,998
	Cash payments for distribution of dividends, profits or payments of interest expense	218,097	298,421
	Other cash paid for fund raising activities	1,017,167	972,417

	Sub-total of cash outflow from fund raising activities	3,651,578	9,770,836

	Net cash flow from fund raising activities	8,022,540	713,267

4.	Effect of changes in exchange rate on cash and cash equivalents	–10,022	–3,884

5.	Net increase in cash and cash equivalents	6,481,819	121,895
	Add: Balance of cash and cash equivalents at the beginning of the period	617,422	852,012

6.	Balance of cash and cash equivalents at the end of the period	7,099,241	973,907

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

– 24 –